Exhibit 4.1

Description of Common Stock Registered Under Section 12 of the Securities Exchange Act of 1934, as Amended

As of February 28, 2020, McDermott International, Inc. (“we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $1.00 per share (“common stock”). The following description of our common stock and related information is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our amended and restated articles of incorporation, as amended (our “articles of incorporation”), our amended and restated by-laws (our “by-laws”), the certificate of designation, as amended (the “Certificate of Designation”), relating to our 12% Redeemable Preferred Stock, par value $1.00 per share (the “Redeemable Preferred Stock”), which we have incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”), to which this Description of Common Stock is included as an exhibit. You should read the provisions of our articles of incorporation, our by-laws and the Certificate of Designation as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you.

Description of Common Stock

Our authorized common stock consists of 255,000,000 shares. Each authorized share of common stock has a par value of $1.00.  As of February 28, 2020, 193,081,224 shares of common stock were outstanding, and 2,845,860 shares of common stock were held by us as treasury stock.  As described in the 2019 Form 10-K, on January 21, 2020, we and various of our subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas to pursue a joint prepackaged Chapter 11 plan of reorganization (the “Plan of Reorganization”).  The Plan of Reorganization contemplates, among other things, that all of our currently outstanding equity interests, including all the outstanding shares of our common stock, will be cancelled and discharged in connection with the Chapter 11 cases, and the holders of those equity interests, including the holders of the outstanding shares of our common stock, will be entitled to no recovery.  In contemplation of the implementation of the Plan of Reorganization, our board of directors recently authorized the termination of our registration with the Panamanian National Securities Commission.

Each share of common stock has one vote in the election of each director and on all other matters voted on generally by our stockholders. No share of common stock has any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting us.

The presence at a meeting of our stockholders, in person or by proxy, of holders of a majority of the outstanding shares of common stock as of the record date for that meeting will constitute a quorum. Some business combination transactions require more than a simple majority vote. We have described these business combination transactions below under “Other Matters—Business Combination Transactions Requiring More Than a Majority Vote.”

Otherwise, stockholder approvals generally require the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy at the meeting and entitled to vote and actually voting on the matter.

Holders of common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. We generally do not pay cash dividends, and we intend to retain future earnings to provide funds for use in the operation and expansion of our business. In addition, the payment of dividends on the common stock may be limited by obligations we may have to holders of any preferred stock, including the Redeemable Preferred Stock (as described below), or by the provisions of the terms of the credit agreements, indentures and other agreements we may enter into from time to time.

If we liquidate or dissolve our business, the holders of common stock will share ratably in all assets available for distribution to stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, including the Redeemable Preferred Stock, receive their liquidation preferences in full.

The common stock has no preemptive or subscription rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of common stock are fully paid and nonassessable.

Our outstanding shares of the common stock are quoted on the OTC Pink Marketplace and trade under the symbol “MDRIQ.”

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Description of Redeemable Preferred Stock

General

Under the terms of our articles of incorporation, in November 2018, our board of directors designated a series of preferred stock as our Redeemable Preferred Stock and authorized the issuance of 300,000 shares of Redeemable Preferred Stock. On October 21, 2019, in connection with, among other things, our entering into the Superpriority Credit Agreement described in the 2019 Form 10-K, we entered into a consent and waiver agreement (the “Consent and Waiver Agreement”) with the holders of the Redeemable Preferred Stock, pursuant to which we agreed to, among other things, issue to the holders of the Redeemable Preferred Stock shares of Redeemable Preferred Stock in an aggregate amount equal to 3.0% of the Accreted Value (as defined in the Certificate of Designation). As of February 28, 2020, we have 300,000 shares of Redeemable Preferred Stock outstanding. The following description of the Redeemable Preferred Stock is included because various terms of the Redeemable Preferred Stock could impact our common stock.  However, as noted above, the Plan of Reorganization contemplates, among other things, that all of our currently outstanding equity interests, including all the outstanding shares of Redeemable Preferred Stock, will be cancelled and discharged in connection with the Chapter 11 cases.

Rank

The Redeemable Preferred Stock ranks:

•

senior to all classes of our common stock and each other class or series of our capital stock established after the date of issuance of the Redeemable Preferred Stock (the “Issue Date”) by our board of directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Redeemable Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution;

•

on parity with any class or series of our capital stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Redeemable Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution; and

•

junior to each class of our capital stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Redeemable Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution.

Dividends; Liquidation; Maturity

The Redeemable Preferred Stock has an initial Accreted Value of $1,000 per share.  Subject to the rights of holders of any stock ranking senior to the Redeemable Preferred Stock, the holders of our Redeemable Preferred Stock are entitled to receive cumulative compounding preferred cash dividends quarterly in arrears at a fixed rate of 12.0% per annum compounded quarterly (of which 3.0% accrues each quarter) on the Accreted Value per share (the “Dividend Rate”) (equal to $120 per share annualized). Dividends on the Redeemable Preferred Stock will accrue on a daily basis, whether or not declared. Quarterly dividends will be payable only when, as and if authorized and declared by our board of directors. If a cash dividend is not declared and paid in respect of any dividend payment period ending on or prior to December 31, 2021, then the Accreted Value of each outstanding share of Redeemable Preferred Stock will automatically be increased by the amount of the dividend otherwise payable for such dividend payment period, except that the applicable dividend rate for this purpose is 13.0% per annum (the “PIK Dividend Rate”). Such automatic increase in the Accreted Value of each outstanding share of Redeemable Preferred Stock is in full satisfaction of the preferred dividend that would have otherwise accrued for such dividend payment period. The Certificate of Designation provides that, if we fail to pay in full any cash dividends when due and payable for any quarter after December 31, 2021, then the holders of the Redeemable Preferred Stock would be entitled to additional rights, as described below. Pursuant to the Consent and Waiver Agreement, we agreed to increase the Dividend Rate and the PIK Dividend Rate to 14.0% per annum and 15.0% per annum, respectively, per share of Redeemable Preferred Stock.

The Redeemable Preferred Stock has a liquidation preference equal to the then applicable Minimum Return (the “Liquidation Preference”) plus accrued and unpaid dividends. The Liquidation Preference will initially be equal to $1,200. The “Minimum Return” is equal to a multiple of MOIC (as defined in the Certificate of Designation) as follows, exclusive of cash dividends previously paid:

•	prior to January 1, 2020, a MOIC multiple of 1.2;
•	on or after January 1, 2020 but prior to January 1, 2022, a MOIC multiple of 1.25;
•	on or after January 1, 2022 but prior to January 1, 2023, a MOIC multiple of 1.20;
•	on or after January 1, 2023 but prior to January 1, 2025, a MOIC multiple of 1.15; and
•	on or after January 1, 2025, a MOIC multiple of 1.20.

The Redeemable Preferred Stock has no stated maturity and will remain outstanding indefinitely unless repurchased or redeemed by us.

Redemption

Optional Redemption

We may redeem the Redeemable Preferred Stock at any time for an amount per share of Redeemable Preferred Stock equal to the Liquidation Preference of each such share plus all accrued dividends on such share (such amount per share, the “Redemption Consideration”).

Holder Redemption Right

At any time after the seventh anniversary of the Issue Date, each holder of the Redeemable Preferred Stock may elect to have us fully redeem such holder’s then outstanding Redeemable Preferred Stock in cash, to the extent that we have funds legally available therefor, at a redemption price per share equal to the Redemption Consideration for each share.

Change of Control

Upon a Change of Control (as defined in the Certificate of Designation), if we have not previously redeemed the Redeemable Preferred Stock as described under “ Redemption—Optional Redemption” and the holders of a majority of the then-outstanding Redeemable Preferred Stock do not agree with us to an alternative treatment, then in connection with such Change of Control, each holder may elect either: (1) to cause us to redeem all, but not less than all, of its outstanding Redeemable Preferred Stock at a redemption price per share equal to the Redemption Consideration, which will be payable in full in cash or, if any of the 10.625% senior notes due 2024 issued by certain of our subsidiaries (and guaranteed by us) are then outstanding, payable partially in cash in an amount equal to 101% of the Share Purchase Price (as defined in the Certificate of Designation) (or such lower amount as may be required under the indenture governing such senior notes) and the remainder in our common stock based on a per share price equal to 96% of the volume-weighted average price of our common stock on the New York Stock Exchange during the 10 trading days prior to the announcement of such change of control; (2) to receive a substantially equivalent security to the Redeemable Preferred Stock in the surviving entity of the change of control; or (3) to continue to hold the Redeemable Preferred

Stock if we are the surviving entity in the change of control. However, any such redemption in cash will be tolled until a date that will not result in the Redeemable Preferred Stock being characterized as “disqualified stock,” “disqualified equity interest” or a similar concept under our debt instruments.

Consent Rights; Board Observer

So long as there are any shares of Redeemable Preferred Stock outstanding, the consent of the holders of a majority of the then-outstanding shares of Redeemable Preferred Stock will be necessary for us or any of our wholly owned subsidiaries to effect, subject to certain exceptions:

(1)

any amendment, modification, alteration or supplement to our amended and restated articles of incorporation or the Certificate of Designation in a manner that would adversely affect the rights, preferences, privileges or power of the Redeemable Preferred Stock;

(2)

the issuance of stock senior to or on parity with the Redeemable Preferred Stock, or convertible or exercisable into such senior or parity stock, or preferred stock that would share voting rights with the Redeemable Preferred Stock;

(3)	a filing for bankruptcy or certain comparable actions;
(4)	certain distributions on or repurchases of our common stock or junior stock;
(5)	the incurrence of indebtedness that would cause us to exceed a specified leverage ratio;
(6)

the entry into or amendment of certain debt agreements that would expressly prohibit or be more restrictive on dividends or redemption payments on the Redeemable Preferred Stock than those existing on the closing date for the issuance of the Redeemable Preferred Stock;

(7)

the entry into a change of control transaction if our debt agreements would prohibit or otherwise prevent the redemption contemplated under “Change of Control” above, unless we redeem or otherwise satisfy the Redeemable Preferred Stock in cash at the Minimum Return plus accrued and unpaid dividends prior to or concurrently with such change of control transaction:

(8)	certain restricted payments and payments on junior priority indebtedness;
(9)	certain equity issuances of subsidiaries or, if prohibited under our debt agreements, the formation of certain subsidiaries or the making of certain investments; or
(10)	certain transactions with affiliates.

Moreover, for as long as the initial purchasers (the “Purchasers”) of the Redeemable Preferred Stock are the beneficial owners of at least 51% of the outstanding shares of the Redeemable Preferred Stock, the Purchasers will be entitled to designate one board observer to attend meetings of our board of directors, except during the term of office of any Redeemable

Preferred Director (as defined below). For so long as the Purchasers own at least 25% but less than 51% of the outstanding shares of the Redeemable Preferred Stock, other than during the term of office of any Redeemable Preferred Director, the Purchasers will be entitled to receive, upon request, the same materials that a board observer would have received but will not be entitled to attend meetings of our board of directors.

Additional Holder Rights

If we fail to pay in full any cash dividends when due and payable for any quarter after December 31, 2021, then, until such failure is cured by payment in full of all arrearages: (1) dividends on the Redeemable Preferred Stock will thereafter accrue at the Dividend Rate plus an additional 0.25% per dividend payment period (1.0% per annum) upon each such failure up to an additional 1.0% per dividend payment period (4.0% per annum) in the aggregate (the “Payment Default Rate”); and (2) the amount of such accrued but unpaid cash dividends will constitute arrearages that accrue and accumulate (and compound quarterly) at the Dividend Rate plus the Payment Default Rate until paid.

Furthermore, if we fail to pay in cash the quarterly dividend in respect of any two consecutive quarters after December 31, 2021 or if at any time we fail to redeem the Redeemable Preferred Stock in cash as required by the Certificate of Designation in connection with a holder’s exercise of its redemption right or in connection with a change of control, then a majority of the holders of the then-outstanding shares of Redeemable Preferred Stock, voting as a separate class, will be entitled to elect one director (the “Redeemable Preferred Director ”) to our board of directors to serve until such time as all such dividends in arrears or redemption payments, as applicable, have been paid in full in cash.

Limitation on Directors’ Liability

Our articles of incorporation limit the liability of the members of our board of directors by providing that no director will be personally liable to us or our stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payments of dividends or unlawful stock purchases or redemptions; and
•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our by-laws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities.

Other Matters

Some of the provisions of our articles of incorporation and by-laws and Panamanian law discussed below may have the effect, either alone or in combination, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a stockholder might consider to be in its best interest.

Action by Written Consent

Under Panamanian law, our stockholders may act by written consent without a meeting. However, any such consent must be either: (1) signed by all our stockholders or their respective representatives or proxies; or (2) signed by the holders of at least a majority of our outstanding shares of capital stock entitled to vote (or, in the case of an amendment to the provisions of our articles of incorporation described below relating to business combination transactions or the number, election and classification of directors, the holders of at least two-thirds of our outstanding shares of capital stock entitled to vote) or their respective representatives or proxies, provided that written waivers of a meeting are obtained by all stockholders who have not signed the written consent (which waivers may be obtained after the consents have been obtained). The practical effect of these provisions is that our stockholders cannot take action by written consent without unanimous concurrence by the stockholders in the action to be taken.

Business Combination Transactions Requiring More Than a Majority Vote

Under our articles of incorporation, whenever applicable law requires the vote or consent of our stockholders to authorize or approve a sale, lease or exchange of all or substantially all our property or assets or to adopt or approve an agreement of merger or consolidation of our company with or into any other corporation or to merge any other corporation into our company, the vote of at least two-thirds of our outstanding capital stock entitled to vote on that transaction is required for any such authorization, adoption or approval.

The super-majority requirement described above could:

•	cause a delay, deferral or prevention of a change in control of our company;
•	entrench management; or
•	make it more difficult to effect a business combination transaction even if the transaction is favored by a majority of our stockholders.

Filling Vacancies on our Board of Directors

Although members of our board of directors may be removed by a majority vote of our stockholders entitled to vote in the election of directors and actually voting on the matter, our articles of incorporation provide that any vacancies will be filled only by the affirmative vote of a majority of our remaining directors, even if less than a quorum. Therefore, without an amendment to our articles of incorporation, our board of directors could prevent any stockholder from removing directors or enlarging our board of directors and filling the vacancies with that stockholder’s own nominees.

Stockholder Board Nominations and Other Proposals

Our by-laws establish an advance-notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of our stockholders. Our by-laws provide that, at any meeting of our stockholders, only such business may be conducted as shall have been brought before the meeting by or at the direction of our board of directors or by a stockholder who has given timely written notice meeting the requirements we describe below and who is a stockholder of record as of the time such stockholder gives that notice and will be entitled to vote at the meeting.

Under these provisions, for notice of stockholder director nominations or proposals to be made at an annual meeting to be timely, the notice must generally be received by us:

•	not less than 120 days nor more than 180 days prior to the first anniversary of the previous year’s annual meeting of stockholders; or
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if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after that anniversary date, not earlier than the 180th day before the meeting and not later than the close of business on the later of (1) the 120th day before the meeting and (2) the tenth day after we first make a public announcement of the date of the meeting.

Under the by-laws, a stockholder’s notice to us proposing to nominate an individual for election as a director or relating to the conduct of business other than the nomination of directors at a meeting must contain specified information, including:

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made;
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a representation that the stockholder is entitled to vote at the meeting and a statement of the number of shares of our capital stock the stockholder owns and the number of shares of our capital stock the beneficial owner, if any, beneficially owns;

•	a representation that the stockholder intends to appear in person or by proxy at that meeting to nominate the person or persons or to propose the business specified in the notice; and
•	either,
•

as to each person the stockholder proposes to nominate for election or re-election as a director, the name and address of that person and all other information regarding that nominee which would be required in a proxy statement filed under the rules of the U.S. Securities and Exchange Commission if our board of directors had nominated that nominee, and a description of any arrangements or understandings between the stockholder and that nominee and any other persons under which the nomination is to be made, and the written consent of each such nominee to being named in the proxy statement as a nominee and to serve as a director if elected, or
•

as to each matter the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting that business at the meeting and any material interest of the stockholder in that business.

The chairman of the meeting may refuse to permit any business to be brought before a meeting by a stockholder if that business was not brought before the meeting in compliance with the advance-notice provisions.

The advance-notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to our company and our stockholders.

Amendments to Articles of Incorporation and By-Laws

An amendment to our articles of incorporation generally requires the approval of the holders of a majority of our outstanding capital stock entitled to vote and actually voting on the amendment. However, the affirmative vote of two-thirds of our outstanding capital stock entitled to vote is required to amend, alter, change or repeal the provisions of our articles of incorporation regarding:

•	the votes required for business combinations described above, and
•	the number and election of our directors.

Our board of directors may amend, alter or repeal our by-laws and adopt new by-laws.  In addition to requiring compliance with the advance-notice provisions described above, our by-laws provide that the vote of the holders of at least two-thirds of the voting power of the then outstanding shares of our capital stock entitled to vote is required for stockholders to amend, alter or repeal certain provisions of our by-laws relating to the powers and composition of our board of directors.

Issuance of Preferred Stock

Our certificate of incorporation authorizes up to 25,000,000 shares of preferred stock, of which 300,000 shares has been designated as Redeemable Preferred Stock, as described above, and 560,083 shares have been designated as Series A Preferred Stock, as described in the 2019 Form 10-K. Preferred stock may, by resolution, from time to time, be issued in one or more series as may be determined by our board of directors, and the board of directors, without further approval of the stockholders, is authorized to determine the number of shares of each series of preferred stock and, subject to some limitations our articles of incorporation set forth, the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.  The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock.  For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock.  As a result, the issuance of shares of preferred stock may discourage bids for shares of our common stock or may otherwise adversely affect the market price of our common stock.  Furthermore, undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management.